Exhibit 21.1

List of Subsidiaries of Cadeler A/S

Name of Subsidiary	Jurisdiction of Incorporation

Wind Orca Ltd.	Cyprus

Wind Osprey Ltd.	Cyprus

Wind N1063 Ltd.	Cyprus

Wind N1064 Ltd.	Cyprus